SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: Feb. 13, 2007	By	/s/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Contacts:
In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	646-536-7006
s.k._chen@chipmos.com	dpasquale@theruthgroup.com

ChipMOS ANNOUNCES SHARE PURCHASE AND SUBSCRIPTION AGREEMENT

Hsinchu, Taiwan, February 13, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced that, on February 13, 2007, the Company, its majority owned subsidiary ChipMOS TECHNOLOGIES, INC. (“ChipMOS Taiwan”) and Siliconware Precision Industries Co., Ltd. (“SPIL”) entered into a share purchase and subscription agreement (the “Agreement”) under which the Company and ChipMOS Taiwan agree to purchase and SPIL agrees to sell all of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share, for an aggregate amount of approximately US$191 million, and SPIL agrees to subscribe for 12,174,998 newly issued common shares of the Company through a private placement, at a price per share of US$6.28, for an aggregate amount of approximately US$76 million (together, the “Transactions”). Closing of the Transactions is subject to the receipt of certain regulatory approvals in Taiwan and satisfaction of other customary closing conditions.

Upon closing of the Transactions, ChipMOS Taiwan will become a 99%-owned subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD., with SPIL owning approximately 14.7% of the Company’s outstanding common shares. SPIL has agreed as part of the Transactions not to sell or otherwise transfer any of the Company’s common shares it acquires in the Transactions for nine months after closing. As part of the Transactions, the Company has granted to SPIL certain rights to cause the Company to register the common shares for sale under the United States Securities Act of 1933, as amended.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “This upcoming transaction is part of our continuous efforts to streamline the ownership structure of ChipMOS. We currently expect that this transaction will create value for our shareholders.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Statements concerning the closing of the Transactions contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.